Reliance Natural Resources

RECEIVED

2007 JUL 25 A 6:41

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge
City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 18, 2007

07025465

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek:

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated July 10, 2007 on the outcome of the 7th Annual General Meeting held on July 10, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Jw 7/25

RelI/ ...

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 10, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email : Corp.relations@bseindia.com

Dear Sirs,

Sub: Outcome of the 7th Annual General Meeting held on July 10, 2007

We wish to inform you that the Members of the Company at the 7th Annual General Meeting held on July 10, 2007, have approved all the businesses as specified in the notice convening the meeting viz:

1. Adoption of audited Balance Sheet as at March 31, 2007, Profit and Loss Account for the period ended on that date and the Reports of the Board of Directors' and Auditors' thereon.

2. Appointment of M/s. Pathak H D & Associates, Chartered Accountants as auditors of the company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

3. Appointment of Shri Anil D Ambani as Director of the Company, not liable to retire by rotation and appointment of Dr. Bakul Dholakia, Shri S L Rao and Shri J L Bajaj as Directors of the Company, liable to retire by rotation.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 10, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in

Dear Sirs,

Sub: **Outcome of the 7th Annual General Meeting held on July 10, 2007**

We wish to inform you that the Members of the Company at the 7th Annual General Meeting held on July 10, 2007, have approved all the businesses as specified in the notice convening the meeting viz:

1. Adoption of audited Balance Sheet as at March 31, 2007, Profit and Loss Account for the period ended on that date and the Reports of the Board of Directors' and Auditors' thereon.

2. Appointment of M/s. Pathak H D & Associates, Chartered Accountants as auditors of the company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

3. Appointment of Shri Anil D Ambani as Director of the Company, not liable to retire by rotation and appointment of Dr. Bakul Dholakia, Shri S L Rao and Shri J L Bajaj as Directors of the Company, liable to retire by rotation.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge
City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 18, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated July 18, 2007 accompanied with Unaudited Financial Results for the quarter ended June 30, 2007.
2.	Media Release dated July 18, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge
City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2007

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended June 30, 2007, which were approved by the Board of Directors at their meeting held on July 18, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge
City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 18, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2007

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended June 30, 2007, which were approved by the Board of Directors at their meeting held on July 18, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 30th June, 2007

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended		Fifteen Months ended
		30th June, 2007	30th June, 2006	31st March, 2007 Audited
1	Income from operations	2,660.71	1,273.83	15,068.13
2	Other Income	3,868.46	739.30	9,947.76
		6,529.17	2,013.13	25,015.89
3	Cost of operations	2,198.58	936.62	12,960.33
4	Staff Cost	47.91	7.52	148.74
5	Other Expenses	419.00	222.68	2,898.90
6	Interest and Finance charges	2,014.56	-	3,316.92
7	Depreciation	173.54	207.07	1,136.01
8	Profit before Tax	1,675.58	639.24	4,554.99
9	Provision for -			
	Current Tax	143.83	188.06	1,537.74
	Fringe Benefit Tax	2.98	3.35	26.31
	Deferred Tax Liabilities/(Assets)	23.99	40.48	5.16
10	Net Profit for the period	1,504.78	407.35	2,985.78
11	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	73,656.52	67,156.52	73,656.52
12	Reserves			51,466.12
13	Earnings per share (On Net Profit)(* not annualised)			
	- Basic (Rs.)	0.10*	0.03*	0.23*
	- Diluted (Rs.)	0.13*	0.03*	0.32*
14	Aggregate of Public Share Holding -			
	- No.of Shares	737,522,280	734,369,130	737,522,280
	- Percentage of Shareholding	50.06	54.68	50.06

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on July 18, 2007.

2. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended June 30, 2007 as per the listing agreements entered into with the stock exchanges in India.

3. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

4. The Company, during the quarter ended June 30, 2007, received 26 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.

5. Figures of the previous quarters/period have been regrouped / reclassified wherever considered necessary, and the audited figures given for the previous period are for fifteen months ended on March 31, 2007

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 18, 2007

Anil D. Ambani
Chairman

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge
City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 18, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub : **Media Release**

We enclose hereto a copy of the Media Release issued by the company on the unaudited financial results of the company for the quarter ended June 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge
City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 18, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub : **Media Release**

We enclose hereto a copy of the Media Release issued by the company on the unaudited financial results of the company for the quarter ended June 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resource Limited
Registered Office:
"H" Block, First Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai, - 400 710, India
Tel: +91 22 3037 3333
Fax: +91 22 3037 6622

MEDIA RELEASE

RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 15 CRORE (US$ 3.7 MILLION) FOR THE QUARTER - AN INCREASE OF OVER 269%

TOTAL INCOME OF Rs 65 CRORE (US$ 16 MILLION) FOR THE QUARTER - AN INCREASE OF 224%

CASH PROFIT OF Rs 17 CRORE (US$ 4 MILLION) FOR THE QUARTER – AN INCREASE OF 160%

NET WORTH OF Rs 1,307 CRORE (US$ 321 MILLION)

Mumbai, 18th July 2007: Reliance Natural Resources Limited (RNRL) today announced its unaudited financial results for the quarter ended 30th June 2007. The performance highlights are:

- **Net Profit of Rs 15 crore** (US$ 3.7 million) for the quarter ended 30th June, 2007, against Rs 4 crore in the corresponding previous period, **an increase of over 269%**
- **Total Income of Rs 65 crore** (US$ 16 million) for the quarter ended 30th June, 2007, against Rs 20 crore in the corresponding previous period, **an increase of 224%**
- **Cash Profit of Rs 17 crore** (US$ 4 million) for the quarter ended 30th June, 2007, against Rs 6.5 crore in the corresponding previous period, **an increase of 160%**
- **Annualised Earnings Per Share (EPS) of Rs 0.40,** for the quarter ended 30th June, 2007

As on 30th June 2007, **the net worth of the company has increased to Rs 1,307 crore** (US$ 321 million).

Income from fuel handling and processing charges has gone up from Rs 13 crore in corresponding previous quarter to Rs. 27 crore in the current quarter, **an increase of 107%.**

Background

Reliance Natural Resources Limited (RNRL)

Reliance Natural Resources Limited (RNRL) is engaged in sourcing, supply and transportation of gas, coal and liquid fuels. It is also involved in the exploration, production and distribution of gas and the mining of coal.

RNRL is a key constituent of the Reliance – Anil Dhirubhai Ambani Group, India's third largest business house. Reliance Anil Dhirubhai Ambani Group currently has market capatalisation of over Rs 1,60,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crore, net profit of Rs 5,000 crore and zero net debt.

RNRL has been awarded four blocks, over an acreage of 3,251 sq. kms, for the exploration and production of coal bed methane (CBM), making it the second largest CBM player in India in terms of acreage. RNRL has also been awarded a block in the state of Mizoram under the New Exploration Licencing Policy (NELP – VI) for the exploration and production of oil and gas.

RNRL is actively involved in the development of coal blocks and the supply of coal to power plants.

RNRL is also pursuing business opportunities in the field of city gas distribution, laying of natural gas pipeline and sourcing of coal from multiple locations.

END